ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

March 26, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Clubhouse Media Group, Inc. Offering Statement on Form 1-A Filed February 9, 2021 File No. 024-11447

Dear Sir or Madam:

We have electronically filed herewith on behalf of Clubhouse Media Group, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on February 9, 2021 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on February 9, 2021. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Amir Ben-Yohanan dated March 9, 2021. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed February 9, 2021

Cover Page

Comment 1: You disclose that the maximum offering amount is $30 million, but it appears that you are using the midpoint of the price range in making this calculation. Please revise to calculate the maximum offering amount using the upper limit of the price range. For additional guidance, refer to Item 1(j) and Instruction to Item 1(j) to Part II of Form 1-A, as well as to Rule 253(b)(2)(ii) of Regulation A.

Response: In response to the Staff’s comment, we have revised the Form 1-A to calculate the maximum offering amount using the upper limit of the price range in Amendment No. 1.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

March 26, 2021

Comment 2: Please revise to fix the number of securities you are offering, as you are required to specify the volume of securities. See Rule 253(b)(4). Please include the 700,000 shares of common stock underlying the placement agent’s warrants, or tell us why you do not believe you are required to do so. Refer to the Note to Rule 251(a).

Response: In response to the Staff’s comment, we have revised the Form 1-A to fix the number of securities we are offering and include 233,333 shares of common stock underlying the placement agent’s warrants in Amendment No. 1.

Risk Factors

Risks Related to Our Business

Our amended and restated bylaws provide . . ., page 30

Comment 3: Please revise your amended and restated bylaws to clearly state that the exclusive forum provision does not apply to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision’s limited applicability.

Response: The Company acknowledges the Staff’s comment. Please note the Company’s disclosure on page 30 of the offering circular that the exclusive forum provision in the Company’s bylaws does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claims for which the U.S. federal courts have exclusive jurisdiction. The Company undertakes to include substantially similar disclosure with regard to its exclusive forum provision, to the extent the provision remains applicable, in its future Securities Act and Exchange Act filings in which this provision is addressed.

Procedures for Subscribing, page 45

Comment 4: We note your disclosure that “[f]ollowing the initial closing on the Minimum Offering Amount, [you] anticipate that [you] may hold one or more additional closings for purchases of the Offered Shares until the offering is fully subscribed or [you] terminate the Offering.” Please revise to clarify the circumstances under which these additional closings will occur and the events or contingencies that must occur for the funds to be released to you. Also, if appropriate, explain the material implications of multiple closings to investors, including whether and under what circumstances purchasers can receive returns of funds held in escrow between closings.

Response: In response to the Staff’s comment, we have revised the relevant disclosure in the offering statement to clarify that the Company and the Placement Agent will consider various factors in determining the timing of any Additional Closings, including the amount of proceeds received at the Initial Closing, any Additional Closings that have already been held, the level of additional valid subscriptions received after the Initial Closing, and the eligibility of additional investors under applicable laws. The Company expects to have closings on a monthly basis and expects that it will accept all funds subscribed for each month subject to its working capital and other needs consistent with the use of proceeds described in the offering statement. Subscribers should expect to wait approximately one month and no longer than forty-five days before the Company accepts their subscriptions and they receive the securities subscribed for. The Company reserves the right to reject any or all subscriptions in whole or in part in its sole discretion and upon any such rejection investor funds for unaccepted subscriptions (or portions thereof) would be immediately returned to the investor without interest. An investor’s subscription is binding and irrevocable and investors will not have the right to withdraw their subscription or receive a return of funds prior to the next closing unless the Company rejects the investor’s subscription.

Description of Property, page 66

Comment 5: Please file the leases for Clubhouse BH and Rozmajzl Family – Bel Air as exhibits to the registration statement. We also note that the term of the lease for Clubhouse BH expires March 31, 2021. Please indicate whether the lease will be extended.

Response: In response to the Staff’s comment, we have filed the leases for Clubhouse BH and Rozmajzl Family – Bel Air as Exhibits 6.26 and 6.27, respectively, to Amendment No. 1 to Form 1-A. We have decided to rent Clubhouse BH on a month-to-month basis rather than extend the lease on this property following the expiration of such lease.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 • PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

March 26, 2021

Effects of Coronavirus on the Company, page 78

Comment 6: We note your discussion of the COVID-19 pandemic here and in your risk factor on page 20. Please revise your discussion to provide more detailed discussion of the impact of the pandemic on your current business and results of operations. In doing so, please address the impact, if any, that shutdowns have had on your operations within specific Clubhouses or even an influencer’s ability to create content. For example, please address the impact that shutdowns have had on your business, quantifying, if possible, the impacts on your revenue and results of operations. Please make conforming revisions to the risk factor disclosure on page 20. For guidance, please refer to the CF Disclosure Guidance Topic 9 and 9A, which are available on our website.

Response: In response to the Staff’s comment, we have revised the COVID-19 disclosure on page 71 and COVID-19 risk factor on page 20 to provide a more detailed discussion of the impact of the pandemic on the Company’s current business and results of operations by addressing the impact that shutdowns have had on the Company’s operations within specific Clubhouses and influencer’s ability to create content and addressing the impact that shutdowns have had on the Company’s business, quantifying the impacts on the Company’s revenue and results of operation.

Unaudited Pro Forma Condensed Combined Financial Information, page 79

Comment 7: Please remove the pro forma combined balance sheet and statement of operations as of and for the year ended December 31, 2019.

Response: We acknowledge the Staff’s comment. In light of the fact that we are filing audited consolidated financial statements for the year ended December 31, 2020 (which consolidates the financials information of Clubhouse Media Group, Inc. and its subsidiaries, including West of Hudson Group, Inc.), we are removing the Unaudited Proforma Condensed Combined Financial Information section from Amendment No. 1 to Form 1-A. Therefore, the comment is no longer applicable and, therefore, will not be addressed.

Comment 8: You state that WOHG’s unaudited condensed financial statements as of and for the nine months ended September 30, 2020 are included in this Offering Circular; however, they are not. Please explain.

Response: We acknowledge the Staff’s comment. In light of the fact that we are filing audited consolidated financial statements for the year ended December 31, 2020 (which consolidates the financials information of Clubhouse Media Group, Inc. and its subsidiaries, including West of Hudson Group, Inc.), we are removing the Unaudited Proforma Condensed Combined Financial Information section from Amendment No. 1 to Form 1-A. Therefore, the comment is no longer applicable and, therefore, will not be addressed.

Comment 9: You disclose that WOHG security holders own approximately 52% of the combined company on a fully diluted basis immediately following the closing of the merger. This percentage does not appear to include the 30,000,000 shares bought by WOHG on June 18, 2020. Please revise or explain why.

Response: We acknowledge the Staff’s comment. In light of the fact that we are filing audited consolidated financial statements for the year ended December 31, 2020 (which consolidates the financials information of Clubhouse Media Group, Inc. and its subsidiaries, including West of Hudson Group, Inc.), we are removing the Unaudited Proforma Condensed Combined Financial Information section from Amendment No. 1 to Form 1-A. Therefore, the comment is no longer applicable and, therefore, will not be addressed.

Part III - Exhibits, page 105

Comment 10: Please file your escrow agreements with Sutter Securities Clearing, LLC and Pacific Mercantile Bank as exhibits.

Response: In response to the Staff’s comment, we filed the form of escrow agreement between the Company and Sutter Securities Clearing, LLC, acting as escrow agent, as Exhibits 9.1 to Amendment No. 1 to Form 1-A. Pursuant to the terms of such escrow agreement, funds from the offering shall be deposited in a segregated non-interest-bearing account at Pacific Mercantile Bank in compliance with SEC Rule 15c2-4. Pacific Mercantile Bank is not acting as escrow agent.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

March 26, 2021

Financial Statements, page F-1

Comment 11: Reference is made to page 61 and your disclosure of the February 3, 2021 share exchange agreement with Magiclytics. Please tell us your consideration of providing Magiclytics financial statements. Refer to Part F/S (b)(7)(iii) of Form 1-A.

Response: In regards to the acquisition of Digital Influence Inc. (dba Magiclytics) and the Company’s determination of whether financial statements of Magiclytics needed to be included in the offering statement on Form 1-A, the Company performed the significance tests as required and defined in Rules 3-05 and 1-02 of Regulation S-X, respectively. The requirements of paragraph (b)(1) of Rule 3-05 are not applicable since the Company is not registering an offering of securities to the security holders of Magiclytics. However, the Company believes that the Magiclytics acquisition falls within the meaning of a business acquisition as defined in paragraph (a) of Rule 3-05. As such, the Company performed the significance tests as defined in Rule 1-02 of Regulation S-X. First, the Company performed the Investment Test as defined in paragraph (w)(1)(i)(B) of Rule 1-02 for acquisitions of entities under common control as Chris Young, President and Director of the Company, was the Chief Executive Officer, a Director, and a principal shareholder of 45% of outstanding capital stock of Magiclytics at the time of the share exchange and determined that the 10% threshold was not met and, therefore, did not meet the Investment Test. Second, the Company performed the Income Test as defined in paragraph (w)(1)(iii)(A)(1) of Rule 1-02 and determined that the 10% threshold was not met and, therefore, did not meet the Income Test. Lastly, the Company performed the Asset Test as defined in paragraph (w)(1)(ii) of Rule 1-02 and determined that Magiclytics was 14% (which exceeded the 10% threshold) and, therefore, a significant subsidiary. However, the Company determined that the financial statements of Magiclytics were not required to be included in the offering statement on Form 1-A in light of the fact that none of the resulting calculated percentage conditions from the three required significance tests exceeded the 20% threshold under paragraph (b)(2)(i) of Rule 3-05. Please see the following calculations for support for the foregoing assertions.

Investment Test
12/31/20 NBV - Magiclytics	(37,483)
12/31/20 Assets - Clubhouse	534,988
12/31/20 Assets - Magiclytics	77,018
	612,006
Consolidated basis, not significant	-6%
Only Clubhouse assets, not significant	-7%

Shares to exchange - Clubhouse	734,689
Total shares outstanding	92,682,632
Not significant	1%

Asset Test
Assets - Clubhouse	534,988
Assets - Magiclytics	77,018
	612,006
Significant, but less than 20%	13%	Based on consolidated total assets
Significant, but less than 20%	14%	Based on only Clubhouse total assets

Income Test
Net loss - Magclytics	(26,666)
Net loss - Clubhouse	(2,577,721)
	(2,604,387)
Not significant	1%

Operating loss - Magclytics	(26,666)
Operating loss - Clubhouse	(2,294,555)
	(2,321,221)
Not significant	1%

West of Hudson Group, Inc.

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-29

Comment 12: Reference is made to page F-31 where you disclose that you adopted ASC 842 in January 2019. Please tell us how you applied ASC 842 to your leases that existed in the financial statement period presented referencing ASC 842 to support your accounting treatment.

Response: We acknowledge the Staff’s comment. In light of the fact that we are filing audited consolidated financial statements for the year ended December 31, 2020 with the following lease disclosures and disclosed none of our leases are over 12 months, the Company elected to use the short-term exception and does not record assets/liabilities for short-term leases as of December 31, 2020. According to ASC 842-20-25-2 and 3, a “short-term” lease is defined as a lease that, at commencement, (1) has a lease term of 12 months or less, and (2) does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease term includes the noncancellable period; any periods subject to renewal or termination options that the lessee is reasonably certain to exercise or not to exercise, respectively; and any periods covered by lessor options to either extend or terminate the lease. Based on this definition, all of the leases of the Company fall into this definition of short-term lease and elected to use the short-term exception and does not record assets/liabilities for short-term leases as of December 31, 2020.

On January 2, 2020, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 842, Leases, or ASC 842, using the modified retrospective transition method with a cumulative effect adjustment to accumulated deficit as of January 1, 2019, and accordingly, modified its policy on accounting for leases as stated below. As described under “Recently Adopted Accounting Pronouncements,” in Amendment No. 1, the primary impact of adopting ASC 842 for the Company was the recognition in the consolidated balance sheet of certain lease-related assets and liabilities for operating leases with terms longer than 12 months. The Company elected to use the short-term exception and does not record assets/liabilities for short-term leases as of December 31, 2020.

Note 10 - Commitments and Contingencies, page F-35

Comment 13: We note that your disclosure on page F-35 provides that you continue to “examine the impact that the CARES Act may have on [y]our business” and that currently you are “unable to determine the total impact that the CARES Act will have on our financial condition, results of operations, or liquidity.” Please revise your disclosure to clarify whether you have entered into a loan through the U.S. Small Business Administration’s Paycheck Protection Program authorized as part of the CARES Act. To the extent applicable, please also expand your disclosure to describe your use of the proceeds from this loan. Please also disclose whether you intend to use the proceeds from the PPP loan in a manner consistent with obtaining loan forgiveness

Response: The Company did not enter into any loan through the U.S. Small Business Administration’s Paycheck Protection Program authorized as part of the CARES Act in light of the fact that the Company only began operations in the first quarter of 2020 and the Company did not pay any employees in 2020, which would have resulted in a de-minimis loan amount, if any. We added the following disclosures on note 13 to the audited financial statements for the year ended December 31, 2020: “The Company did not obtain CARES Act relief financing under the Paycheck Protection Program (“PPP Loans”) for each of its operating subsidiaries.”

If the Staff has any further comments regarding the Form 1-A, Amendment No.1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Nasreen Mohammed / U.S. Securities and Exchange Commission
Adam Phippen /U.S. Securities and Exchange Commission
Nicholas Lamparski /U.S. Securities and Exchange Commission
Erin Jaskot /U.S. Securities and Exchange Commission
Amir Ben-Yohanan/Clubhouse Media Group, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832